UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

StepStone Group Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

85914M107

(CUSIP Number)

Jennifer Y. Ishiguro

Chief Legal Officer & Secretary

StepStone Group Inc.

450 Lexington Avenue, 31st Floor

New York, NY 10017

Telephone: (212) 351-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85914M107	SCHEDULE 13D

(1)	Name of Reporting Person Monte M. Brem
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 57,501,642
	(9)	Sole Dispositive Power 3,769,569
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,501,642
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 85914M107	SCHEDULE 13D

(1)	Name of Reporting Person Scott W. Hart
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 57,501,642
	(9)	Sole Dispositive Power 3,121,188
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,501,642
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 85914M107	SCHEDULE 13D

(1)	Name of Reporting Person Jason P. Ment
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 57,501,642
	(9)	Sole Dispositive Power 802,490
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,501,642
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 85914M107	SCHEDULE 13D

(1)	Name of Reporting Person Jose A. Fernandez
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 57,501,642
	(9)	Sole Dispositive Power 5,369,748
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,501,642
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 85914M107	SCHEDULE 13D

(1)	Name of Reporting Person Johnny D. Randel
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 57,501,642
	(9)	Sole Dispositive Power 1,267,451
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,501,642
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 85914M107	SCHEDULE 13D

(1)	Name of Reporting Person Michael I. McCabe
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 57,501,642
	(9)	Sole Dispositive Power 4,363,785
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,501,642
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 85914M107	SCHEDULE 13D

(1)	Name of Reporting Person Thomas Keck
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 57,501,642
	(9)	Sole Dispositive Power 5,304,859
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,501,642
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 58.3%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 85914M107	SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of StepStone Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 450 Lexington Avenue, 31st Floor, New York, NY 10017.

This amendment (the “Amendment”) amends the prior statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 21, 2020, as amended on March 25, 2021 and September 29, 2021 (the “Original Filing” and, as amended by this Statement, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Statement is being filed jointly by Monte M. Brem, Scott W. Hart, Jason P. Ment, Jose A. Fernandez, Johnny D. Randel, Michael I. McCabe and Thomas Keck. The foregoing persons are referred to collectively as the “Reporting Persons.” Each of the Reporting Persons is filing in his capacity as a member of the Class B Committee. In addition, Messrs. Brem, Hart, Fernandez, McCabe and Keck are filing as the direct owners of more than 5% of the Class B units (the “Class B Units”) of StepStone Group LP (the “Partnership”).

The Reporting Persons constitute the current members of the Class B Committee. As described more fully below, pursuant to the Stockholders Agreement (as defined below), the members of the Class B Committee have the right to direct the voting of certain shares of Class A Common Stock and Class B common stock, par value $0.001 per share (the “Class B Common Stock”), of the Issuer. As a result, the Reporting Persons may be deemed to have beneficial ownership over 57,501,642 shares of voting stock held by stockholders party to the Stockholders Agreement.

As of the date of this filing, the members of the Class B Committee collectively beneficially own, directly or indirectly, approximately 37.1% of the aggregate voting power of the Class A Common Stock and Class B Common Stock, and the parties to the Stockholders Agreement (inclusive of the Class B Committee) collectively hold, directly or indirectly, approximately 72.2% of the aggregate voting power of the Class A Common Stock and Class B Common Stock. As a result of the arrangement set forth in the Stockholders Agreement, the Class B Committee are expected to control the outcome of matters submitted to the Issuer’s stockholders until a Sunset has occurred.

(a)	As of the date of this Statement:

(i)	Monte M. Brem beneficially owns 3,769,569 shares of Class A Common Stock as the beneficial owner of 3,769,569 Class B Units owned by MMAR HNL, LLC;

(ii)	Scott W. Hart beneficially owns 3,121,188 shares of Class A Common Stock as the beneficial owner of 13,380 shares of Class A Common Stock and 3,107,808 Class B Units owned by a family trust;

(iii)	Jason Ment beneficially owns 802,490 shares of Class A Common Stock as the direct holder of 21,083 shares of Class A Common Stock and the direct holder of 781,407 Class B Units;

(iv)

Jose A. Fernandez beneficially owns 5,369,748 shares of Class A Common Stock as the direct holder of 8,920 shares of Class A Common Stock, the beneficial owner of 3,755,328 Class B Units owned by a family trust and the beneficial owner of 1,605,500 Class B Units owned by Santaluz Capital Partners, LLC;

(v)	Johnny D. Randel beneficially owns 1,267,451 shares of Class A Common Stock as the direct holder of 7,825 shares of Class A Common Stock and 1,259,626 Class B Units;

(vi)

Michael I. McCabe beneficially owns 4,363,785 shares of Class A Common Stock as the direct holder of 52,527 shares of Class A Common Stock and 2,738,726 Class B Units and as the beneficial owner 52,532 shares of Class A Common Stock and 1,520,000 Class B Units owned by a family trust, for which Mr. McCabe’s wife has sole voting power;

(vii)

Thomas Keck beneficially owns 5,304,859 shares of Class A Common Stock as the direct holder of 55,750 shares of Class A Common Stock, the beneficial owner of 352,611 shares of Class A Common Stock owned by a family trust, in which Mr. Keck shares voting power with his wife, the beneficial owner of 650,000 Class B Units owned by a family trust, in which Mr. Keck shares voting power with his wife, the beneficial owner of 1,099,332 Class B Units owned by Cresta Capital, LLC and the beneficial owner of 3,147,166 Class B Units owned by Old Salt Capital LLC; and

(viii)

The Reporting Persons collectively beneficially own 57,501,642 shares of voting stock held by Class B stockholders by virtue of their membership on the Class B Committee and pursuant to the terms of the Stockholders Agreement.

Each Reporting Person disclaims beneficial ownership of securities owned by the other Reporting Persons.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In August 2021, certain of the Reporting Persons entered into Sales Plans (each a “10b5-1 Plan”) with Morgan Stanley Smith Barney LLC, which provide for the sale of up to 675,000 shares of Class A Common Stock.

All sales of shares of Class A Common Stock under the 10b5-1 Plans are subject to certain minimum price conditions.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3, but excluding any shares beneficial owned solely by virtue of the Stockholders Agreement.

Each of the Reporting Persons may be deemed to have beneficial ownership over 57,501,642 shares of voting stock held by Class B stockholders party to the Stockholders Agreement (inclusive of the shares listed in the table), representing 58.3% of Class A Common Stock outstanding (assuming that the 42,936,928 Class B Units subject to the Stockholders Agreement are exchanged), which has been omitted from the table below.

Reporting Person	Number of Shares With Dispositive Power	Percentage of Class A Common Stock Outstanding(1)
Monte M. Brem	3,769,569	6.3%
Scott W. Hart	3,121,188	5.3%
Jason P. Ment	802,490	1.4%
Jose A. Fernandez	5,369,748	8.8%
Johnny D. Randel	1,267,451	2.2%
Michael I. McCabe	4,363,785	7.1%
Thomas Keck	5,304,859	8.7%

(1)

Based on 55,735,256 shares of Class A Common Stock issued and outstanding as of October 21, 2021, and assuming that the Reporting Persons exchange all of the Class B Units held directly or indirectly by them for shares of Class A Common Stock on a one-for-one basis, but no other Reporting Person or party to the Stockholders Agreement exchanges their Class B Units.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is hereby incorporated herein by reference.

Other than the transactions described below, the Reporting Persons have not effected any transactions involving the beneficial ownership of Class A Common Stock during the 60 days prior to the date of this Statement. With respect to the sale transactions reported below, each day’s sales comprised open market transactions made on that day pursuant to the 10b5-1 Plans, and the price per share reported is the weighted average sale price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer, or a security holder of the Issuer full information regarding the number of Common Stock and prices at which the trades were effected.

On September 30, 2021, Mr. Ment received 16,623 shares of Class A Common Stock and Mr. Randel received 7,825 shares of Class A Common Stock, each from the vesting of restricted stock units pursuant to the Issuer’s 2020 Long-Term Incentive Plan.

On September 30, 2021, Mr. Randel exchanged 75,000 Class B Units, Mr. McCabe exchanged 100,000 Class B Units held directly and 100,000 Class B Units held by a family trust and Mr. Keck exchanged 400,000 Class B Units held by a family trust and each Reporting Person received an equivalent number of shares of Class A Common Stock. In each case, a corresponding number of shares of Class B Common Stock were redeemed and cancelled.

On September 30, 2021, Mr. Keck gifted 650,000 Class B Units and a corresponding number of shares of Class B Common Stock held by a family trust to Old Salt Capital LLC, which is also beneficially owned by Mr. Keck.

Pursuant to his 10b5-1 Plan, Mr. Randel sold: 15,412 shares of Class A Common Stock at $41.75 per share on October 1, 2021; 7,193 shares of Class A Common Stock at $41.85 per share on October 4, 2021; 13,903 shares of Class A Common Stock at $41.41 per share on October 5, 2021; 16,002 shares of Class A Common Stock at $40.96 per share on October 6, 2021; 20,185 shares of Class A Common Stock at $41.31 per share on October 7, 2021; and 2,305 shares of Class A Common Stock at $40.50 per share on October 8, 2021.

Pursuant to his 10b5-1 Plan, Mr. McCabe sold: 2,737 shares of Class A Common Stock held directly at $43.02 per share and 2,700 shares of Class A Common Stock held by a family trust at $43.02 per share on October 14, 2021; 13,966 shares of Class A Common Stock held directly at $43.23 per share and 13,933 shares of Class A Common Stock held by a family trust at $43.23 per share on October 15, 2021; 4,100 shares of Class A Common Stock held directly at $43.06 per share and 4,128 shares of Class A Common Stock held by a family trust at $43.04 per share on October 18, 2021; 6,001 shares of Class A Common Stock held directly at $43.20 per share and 5,949 shares of Class A Common Stock held by a family trust at $43.20 per share on October 19, 2021; 13,168 shares of Class A Common Stock held directly at $43.35 per share and 13,255 shares of Class A Common Stock held by a family trust at $43.35 per share on October 20, 2021; and 7,501 shares of Class A Common Stock held directly at $43.21 per share and 7,503 shares of Class A Common Stock held by a family trust at $43.21 per share on October 21, 2021.

Pursuant to his 10b5-1 Plan, Mr. Keck sold: 2,700 shares of Class A Common Stock at $43.02 per share on October 14, 2021; 13,942 shares of Class A Common Stock at $43.24 per share on October 15, 2021; 4,135 shares of Class A Common Stock at $43.04 per share on October 18, 2021; 5,900 shares of Class A Common Stock at $43.20 per share on October 19, 2021; 13,212 shares of Class A Common Stock at $43.35 per share on October 20, 2021; and 7,500 shares of Class A Common Stock at $43.21 per share on October 21, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and supplemented as follows:

In August 2021, certain of the Reporting Persons entered into the 10b5-1 Plan with Morgan Stanley Smith Barney LLC referenced in Item 4. Such Reporting Persons may terminate their respective 10b5-1 Plan at any time upon two days’ prior written notice and the Issuer may terminate the 10b5-1 Plans under certain circumstances.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

2.	Ninth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

3.	Tax Receivable Agreement (Exchanges) (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

4.	Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

5.	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

6.	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

7.	Class C Exchange Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

24.1	Power of Attorney for Monte M. Brem (incorporated by reference to Exhibit 24.1 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.2	Power of Attorney for Scott W. Hart (incorporated by reference to Exhibit 24.2 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.3	Power of Attorney for Jason P. Ment (incorporated by reference to Exhibit 24.3 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.4	Power of Attorney for Jose A. Fernandez (incorporated by reference to Exhibit 24.4 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.5	Power of Attorney for Johnny D. Randel (incorporated by reference to Exhibit 24.5 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.6	Power of Attorney for the Michael I. McCabe (incorporated by reference to Exhibit 24.6 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.7	Power of Attorney for Thomas Keck (incorporated by reference to Exhibit 24.8 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2021

1.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Monte M. Brem

2.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Scott W. Hart

3.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Jason P. Ment

4.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Jose A. Fernandez

5.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Johnny D. Randel

6.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Michael I. McCabe

7.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Thomas Keck